

18 December 2023

United States Securities
and Exchange Commission

Division of Corporate
Finance

Kevin Stertzel and Anne
McConnell

Re: Comment letter to Nokia Corporation dated 12 December 2023

Dear Kevin Stertzel and Anne McConnell,

Thank you for your review of our Form 20-F filed 2 March 2023 and for the comments included in the comment letter.

We are in the process of gathering the requested information and will provide it as soon as it is ready and properly validated, including with our auditor. Given the time of the year it may be that we will not be able to provide the response within ten business days from the date of the letter, but we will respond no later than on 5 January 2024.

Respectfully yours,

By: /S/ Stephan Prosi

Name: Stephan Prosi

Title: Vice President, Corporate Controlling and Accounting

Legal Address:

Nokia Oyj

Karakaari 7

02610 Espoo

Finland

VAT ID: FI01120389

Business Entity Code

0112038-9